CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$2,000,000	$78.60

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated April 2, 2008

(To the Prospectus dated August 31, 2007, the Prospectus Supplement dated

September 4, 2007, the Information Supplement dated December 12, 2007 and Index

Supplement dated September 4, 2007)

Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$ 2,000,000 Buffered Super TrackSM Notes due April 7, 2010 Linked to the Performance of the Financial Select Sector SPDR Fund Medium-Term Notes, Series A, No. E-1851

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA/Aa1‡)

Trade Date:	April 2, 2008

Issue Date:	April 7, 2008

Final Valuation Date:	April 2, 2010

Maturity Date:	April 7, 2010* (resulting in a term to maturity of approximately 24 months)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Reference Asset:	Financial Select Sector SPDR Fund (the “ETF”) (Ticker symbol: XLF)

Initial Price:	26.60, the closing price per share of the ETF on the initial valuation date

Final Price	The closing price per share of the ETF on the final valuation date

Upside Leverage Factor:	2

Maximum Return:	40.00%

Buffer Percentage:	15%

Payment at Maturity:

If the final price is greater than the initial price, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Reference Asset Return multiplied by two, subject to a maximum return on the Notes of 40.00%. For example, if the Reference Asset Return is 20.00% or more, you will receive the maximum return on the Note of 40.00%, which entitles you to the maximum payment of $1,400.00 for every $1,000 principal amount Note that you hold. Accordingly, if the Reference Asset Return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Reference Asset Return x 2)]

If the Reference Asset Return is less than 0% and equal to or greater than -15%, you will receive the principal amount of your Notes; and

if the Reference Asset Return is less than -15%, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the Reference Asset Return and (ii) the buffer percentage:

$1,000 + [$1,000 x (Reference Asset Return + 15%)]

If the Reference Asset declines by more than 15%, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset declines. You may lose up to 85% of your initial investment.

Reference Asset Return:	The performance of the reference asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738RRN8 and US06738RRN88

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Market Disruption Events” in this pricing supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page FWP–5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	2.10%	97.90%
Total	$ 2,000,000	$42,000	$1,958,000

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part, the index supplement dated September 4, 2007 and the information supplement dated December 12, 2007. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the information supplement and in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Information supplement dated December 12, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507263911/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are based on the initial level of 26.60. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Reference Asset Return	Payment at Maturity	Total Return on the Notes
53.20	100%	$1,400	40.00%
50.54	90%	$1,400	40.00%
47.88	80%	$1,400	40.00%
45.22	70%	$1,400	40.00%
42.56	60%	$1,400	40.00%
39.90	50%	$1,400	40.00%
37.24	40%	$1,400	40.00%
34.58	30%	$1,400	40.00%
31.92	20%	$1,400	40.00%
30.59	15%	$1,300	30.00%
29.26	10%	$1,200	20.00%
27.93	5%	$1,100	10.00%
26.60	0%	$1,000	0.00%
25.27	-5%	$1,000	0.00%
23.94	-10%	$1,000	-0.00%
22.61	-15%	$1,000	-0.00%
21.28	-20%	$950	-5.00%
18.62	-30%	$850	-15.00%
15.96	-40%	$750	-25.00%
13.30	-50%	$650	-35.00%
10.64	-60%	$550	-45.00%
7.98	-70%	$450	-55.00%
5.32	-80%	$350	-65.00%
2.66	-90%	$250	-75.00%
0.00	-100%	$150	-85.00%

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The reference asset increases from an initial price of 26.60 to a final price of 27.93.

Because the final price of 27.93 is greater than the initial price of 26.60 and the reference asset return of 5.00% multiplied by 2 does not exceed the maximum return of 40.00%, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5.00% x 2)] = $1,100.00

Example 2: The reference asset increases from an initial price of 26.60 to a final price of 34.58.

Because the reference asset return of 30.00% multiplied by 2 exceeds the maximum return of 40.00%, the investor receives a payment at maturity of $1,400.00 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 3: The reference asset decreases from an initial price of 26.60 to a final price of 25.27.

Because the final price of 25.27 is less than the initial price of 26.60, the reference asset return of -5% is negative but greater than -15%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 4: The reference asset increases from an initial price of 26.60 to a final price of 18.62.

Because the final price of 18.62 is less than the initial price of 26.60, the reference asset return of -30% is negative and lesser than -15%, the investor will receive a payment at maturity of $850 per $1,000 principal amount Note.

$1,000 + [$1,000 (-30%+15%)] = $850

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final observation date, the maturity date and the payment at maturity are subject to adjustment as described under “Market Disruption Events” in this pricing supplement.

•

Appreciation Potential— The Notes provide the opportunity to enhance equity returns by multiplying a positive reference asset return by two, up to the maximum return on the Notes of 40.00%, or $1,400.00 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the reference asset return of up to 15%.

•

Diversification Among the U.S. Equity Market of the Financial Select Sector Financial SPDR Fund —The return on the Notes is linked to the performance of the Financial Select Sector Financial SPDR Fund, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index (the “Underlying Index”), which is designed to measure the financial services sector of the U.S. equity market. For additional information on the Financial Select Sector Financial SPDR Fund, see the information set forth under “Description of the Reference Asset” in this pricing supplement.

•

Certain U.S. Federal Income Tax Considerations— The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the ETF. Subject to the discussion of Section 1260 below, if your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

Although not entirely clear, it is possible that the purchase and ownership of the Notes should be treated as a “constructive ownership transaction” with respect to the ETF, which would be subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. If your Notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your Notes that is attributable to the appreciation of the shares of the ETF over the term of your Notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability

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with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual shares of the ETF on the date that you purchased your Notes and sold the ETF shares on the date of the sale or maturity of the Notes (the “Excess Gain Amount”). Because the maturity payment under the Notes will only reflect the appreciation or depreciation in the value of the shares of the ETF and will not be determined by reference to any short-term capital gains or ordinary income, if any, that is recognized by holders of shares of the ETF, we believe that it is more likely than not that the Excess Gain Amount will be equal to zero, and that the application of the constructive ownership rules will accordingly not have any adverse effects to you. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.

As discussed further in the accompanying information supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement and the discussion under the heading “United States Federal Tax Considerations” in the accompanying information supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the ETF or any of the component stocks of the ETF or of the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”; and

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss— The Notes do not guarantee any return of principal. The payment at maturity is linked to the performance of the ETF and will depend on whether, and the extent to which, the share performance is positive or negative. Your investment will be fully exposed to any decline in the performance of the reference asset beyond the 15% buffer percentage as compared to the initial closing price of the reference asset. You will lose up to 85% of your initial investment if the reference asset return declines by more than 15%.

•

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payment which is linked in part to the dividend payments on the ETF, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the ETF or of the stocks composing the ETF or the Underlying Index would have. Among other things, the return on the shares of the ETF could include substantial dividend payments, which you will not receive as an investor in your Notes, and an investment in the shares of the ETF is likely to have tax consequences that are different from an investment in your Notes. For example, amounts treated as ordinary income will not constitute “qualified dividend income” and will not give rise to a dividends received deduction.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

FWP–5

•

Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the ETF are denominated. Therefore, if the applicable currencies depreciate relative to the U.S. dollar over the term of the Notes, you may lose money even if the local currency value of the stocks underlying the ETF goes up.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes— The performance of the ETF does not fully replicate the performance of the Financial Select Sector Index (the “Underlying Index), and the ETF may hold securities not included in the Underlying Index. The value of the ETF to which your Notes is linked is subject to:

•

Management risk. This is the risk that SSgA Funds Management, Inc’s investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.

•

Derivatives risk. The ETF may invest in stock index futures contracts and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

•

The Reference Asset May Underperform the Underlying Index— The performance of the Financial Select Sector Financial SPDR Fund may not replicate the performance of, and may underperform, the Underlying Index. Unlike the Underlying Index, the Financial Select Sector Financial SPDR Fund will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the Financial Select Sector Financial SPDR Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Financial Select Sector Financial SPDR Fund, differences in trading hours between the Financial Select Sector Financial SPDR Fund and the Underlying Index or due to other circumstances. Because the return on your Notes, with respect to the payment due at maturity is linked to the performance of the Financial Select Sector Financial SPDR Fund and not the Underlying Index, the return on your securities may be less than that of an alternative investment linked directly to the Underlying Index.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. On December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes— In addition to the price of the ETF on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the ETF;

•	the time to maturity of the Notes;

•	the dividend rate on the stocks underlying the ETF;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, including risks specific to emerging markets;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and currencies in which the stocks underlying the ETF are denominated; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

Description of the Reference Asset

The Financial Select Sector Financial SPDR Fund

We have derived all information regarding the Financial Select Sector Financial SPDR Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor’s (“S&”P) and SSgA Funds Management, Inc (“SSFM”). The ETF is an investment portfolio maintained and managed by SSFM. SSFM is the investment advisor to the ETF. The ETF is an exchange traded fund (that trades on the AMEX under the ticker symbol “XLF”. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

SSFM is a registered investment company that consists of numerous separate investment portfolios, including the ETF. Information provided to or filed with the SEC by SSFM pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file number 012-57442, through the SEC’s website at http://www.sec.gov. For additional information regarding SSFM or the ETF, please see the SSFM’s Prospectus, dated January 31, 2008. In addition, information about SSFM and the ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SSFM Management, Inc. website at http://www.ssgafunds.com/. We make no representation or warranty as to the accuracy or completeness of such information.

The Select Sector SPDR Trust consists of separate investment portfolios (each, a “Select Sector SPDR Fund”). Each Select Sector SPDR® Fund is an ETF that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of Global Industry Classification Standards from a universe of companies defined by the Underlying Index. The Select Sector Indices (each, a “Select Sector Index”) upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index. The ETF represents the companies that represent the Underlying Index.

Investment Objective and Strategy

The ETF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index measures the performance of the financial services sector of the U.S. equity market. The Underlying Index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate including REITs.

Replication

The ETF pursues the indexing strategy of “replication” in attempting to track the performance of Underlying Index. The ETF will invest in all of the securities which comprise the Underlying Index. The ETF will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the ETF is an actual investment portfolio. The performance of the ETF and the Underlying Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The ETF, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

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The Financial Select Sector Index

We have derived all information regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Index Compilation Agent”) or AMEX. We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

The Underlying Index is a modified cap-weighted index. The Underlying Index is intended to track the movements of companies that are components of the S&P 500 and are involved in the financial sector. Companies in the Index include companies from the following industries: diversified financial services; insurance; commercial banks; capital markets; real estate investment trusts (“REITs”); thrift & mortgage finance; consumer finance; and real estate management & development.

Holdings Information

As of March 25, 2008, the ETF included 92 companies. The ETF’s three largest holdings are Bank of America Corporation, JPMorgan Chase & Co, and American International Group, Inc. The following table summarizes the ETF’s top ten holdings in individual securities as of March 25, 2008.

Company	Percentage of Total Holdings
Bank of America Corporation	8.86%
JPMorgan Chase & Co.	6.87%
American International Group, Inc.	6.13%
Citigroup Inc.	6.02%
Wells Fargo & Company	4.97%
Goldman Sachs Group, Inc.	3.39%
Wachovia Corporation	3.08%
U.S. Bancorp	2.73%
Bank of New York Mellon Corp.	2.53%
American Express Company	2.50%

The information above was compiled from www.sectorspdr.com. We make no representation or warranty as to the accuracy of the information above. The information on www.sectorspdr.com is not, and should not be considered, incorporated by reference herein.

Discontinuance of the ETF

If the ETF (or any successor fund (as defined herein)) is de-listed from the New York Stock Exchange (or any other relevant exchange), liquidated or otherwise terminated, the calculation agent will substitute an exchange-traded fund (such substituted exchange-traded fund being referred to herein as a “successor fund”) that the calculation agent determines, in its sole discretion, is comparable to the discontinued ETF (or discontinued successor fund). If a successor fund is selected, that successor fund will be substituted for the discontinued ETF (or discontinued successor fund) for all purposes of the Notes. Upon any selection by the calculation agent of a successor fund, the calculation agent may adjust any variable described in this document, including, without limitation, the number of reference shares that each Note represents, the apportioned dividends on the final observation date, the share

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performance on the final observation date or the closing price on any given date, as, in the good faith judgment of the calculation agent, may be and for such time as may be necessary to render the successor fund comparable to the discontinued ETF (or discontinued successor fund) for purposes of the Notes. Upon any selection by the calculation agent of a successor fund, the calculation agent will provide written notice to the trustee, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each Noteholder, or in the case of global notes, the depositary, as holder of the global notes, stating the selection made.

If the ETF (or any successor fund) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor fund is available, then the calculation agent may, at its sole discretion, accelerate the maturity date to the day which is four business days after the date of such de-listing, liquidation or termination, as applicable. In the event of such an acceleration, we shall pay to you the amount payable at maturity, and for the purposes of that calculation, the final price will be deemed to be the closing price on the trading day corresponding to the date of the de-listing, liquidation or termination (or, if such date is not a trading day, the immediately preceding trading day), unless the calculation agent determines in his sole discretion that another day is more appropriate to, as closely as reasonably possible, replicate the discontinued ETF (or discontinued successor fund), in which case, the final price shall be the closing price on such other day. In the event that the calculation agent decides to accelerate the maturity date and to make use of a closing price other than the price on the trading day corresponding to the date of de-listing, liquidation or termination (or the immediately preceding trading day, as applicable), the calculation agent will, in its sole discretion, calculate the appropriate closing price of the discontinued ETF (or discontinued successor fund) on any day that such calculation is required by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the discontinued ETF (or discontinued successor fund).

The calculation agent will be solely responsible for the method of determining and/or calculating the closing price of the ETF (or any successor fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error and binding on any investor in the Notes.

The calculation agent will provide information as to the method of calculating the closing price of the ETF (or any successor fund) upon written request by any investor in the Notes.

Antidilution Adjustments

If an event occurs which, in the sole discretion of the calculation agent, has a diluting or concentrative effect on the theoretical value of the ETF shares, the calculation agent may adjust any variable described in this document, including, without limitation, the number of reference shares that each Note represents, the apportioned dividends on the final observation date, the share performance on the final observation date or the closing price on any given date, and will make such adjustments as it deems necessary to negate such diluting or concentrative effect. All such adjustments will occur in the manner described under “Reference Assets—Securities or ‘Linked Shares’—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset—Antidilution Adjustments” in the prospectus supplement.

Market Disruption Events

The final observation date may be postponed and thus the determination of the value of the Notes, as well as the maturity date may be subject to further adjustment if the calculation agent determines that, on the final observation date, a market disruption event has occurred or is continuing in respect of the ETF. Any of the following will be a market disruption event:

•	a suspension, absence or limitation of trading in the ETF on the relevant exchange (as defined below), as determined by the calculation agent;

•	any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to effect transactions in, or obtain market values for, the ETF on the relevant exchange;

•

the closure on any day of the relevant exchange where the relevant exchange is scheduled to be open for trading for its regular trading session (a “scheduled trading day”) prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless the earlier closing time is announced by the relevant exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such scheduled trading day for the relevant exchange and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for the relevant exchange;

•	any scheduled trading day on which the relevant exchange fails to open for trading during its regular trading session; or

•

any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described under “Use of Proceeds and Hedging” in the prospectus supplement;

and, in any of these events, the calculation agent determines that the event was material.

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A limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, will not be deemed a market disruption event.

In contrast, a suspension or limitation of trading in the ETF on the relevant, by reason of any of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders, or

•	a disparity in bid and ask quotes

will constitute a suspension or material limitation of trading.

“Relevant exchange” means the primary exchange or market of trading for the ETF or the shares of any successor fund. The relevant exchange for the ETF as of the date of this pricing supplement is the New York Stock Exchange “NYSE”.

If the calculation agent determines that a market disruption event occurs or is continuing on the final observation date, the final observation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final observation date be postponed by more than five business days. If the calculation agent determines that a market disruption event occurs or is continuing on the fifth business day, the calculation agent will make an estimate of (1) the closing price for the ETF that would have prevailed on that fifth business day in the absence of the market disruption event and (2) the apportioned dividends during the period from but excluding the trade date to and including that fifth business day, for purposes of calculation of the payment at maturity, respectively.

Historical Information

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, of the ETF for each quarter in the period from March 29, 2002 through April 2, 2008. The ETF closing price on April 2, 2008 was 26.60.

We obtained the ETF closing prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the ETF should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the final observation date. We also cannot give you assurance that the performance of the ETF will result in the return of any of your initial investment.

FWP–10

Quarter End	Quarterly High	Quarterly Low	Quarterly Close
March 29, 2002	$27.81	$24.10	$27.15
June 28, 2002	$27.65	$23.92	$25.10
September 30, 2002	$25.23	$18.60	$20.67
December 31, 2002	$23.87	$18.54	$22.00
March 31, 2003	$23.80	$19.15	$20.76
June 30, 2003	$26.25	$20.81	$24.55
September 30, 2003	$26.44	$24.29	$25.40
December 31, 2003	$28.30	$25.50	$28.13
March 31, 2004	$30.61	$27.98	$29.40
June 30, 2004	$30.25	$26.82	$28.58
September 30, 2004	$29.50	$27.25	$28.46
December 31, 2004	$30.71	$27.21	$30.53
March 31, 2005	$30.79	$28.06	$28.39
June 30, 2005	$29.85	$27.40	$29.47
September 30, 2005	$30.40	$28.81	$29.52
December 30, 2005	$32.55	$28.43	$31.67
March 31, 2006	$33.32	$31.30	$32.55
June 30, 2006	$34.22	$31.20	$32.28
September 29, 2006	$34.78	$31.44	$34.66
December 29, 2006	$37.14	$34.41	$36.74
March 30, 2007	$37.99	$34.19	$35.63
June 29, 2007	$38.14	$35.14	$36.18
September 30, 2007	$36.90	$31.52	$34.32
December 31, 2007	$35.97	$28.10	$28.93
April 2, 2008*	$27.15	$25.72	$26.60

*	High, low and closing prices are for the period starting April 1, 2008 and ending April 2, 2008.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–11